Via Facsimile and U.S. Mail
Mail Stop 6010

July 16, 2007

Mr. Peer M. Schatz
Managing Director and Chief Executive Officer
Qiagen N.V.
Spoorstraat 50
5911 KJ Venlo
The Netherlands

> **Re:** **Qiagen N.V.**
> **Form 20-F for Fiscal Year Ended December 31, 2006**
> **File No. 0-28564**

Dear Mr. Schatz:

We have limited our review of your filing to the issues we have addressed in our comments. In our comments, we ask you to provide us with more information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 20-F for the fiscal year ended December 31, 2006

Financial Statements

Consolidated Statements of Income, page F-6

1.   It appears from your disclosure that you exclude a significant portion of your intangible asset amortization from cost of sales. It is unclear what amortization you include in your caption entitled "Acquisition related intangible amortization" and where you classify the remainder of your amortization. Please provide us in a disclosure-type format revised statements of income and revised explanatory disclosure that classifies all amortization related to patents and license rights and developed technology related to products sold in cost of sales. Alternatively, please provide us in a disclosure-type format revised statements of income that

delete the caption "gross profit" and expand the "cost of sales" caption to include parenthetical disclosure indicating that amortization of intangible assets related to products sold is excluded and disclose the amount of amortization excluded from "cost of sales." Please refer to SAB Topic 11:B. In addition, please provide proposed revisions to your "gross profit" analyses in Item 5 to disclose the "gross profit" amounts and margins including amortization or, if amortization is excluded from "cost of sales," delete the discussion of gross profit.

Notes to Consolidated Financial Statements

Note 21: Segment and Related Information, page F-39

2. In your Business Overview on page 17 you disclose that you offer over 500 products for a variety of applications in the handling, separation, purification and subsequent use of nucleic acids and proteins. You also disclose that you broadly classify these product offerings into consumables, instrumentation and other. Please provide us in a disclosure-type format your revenues for each product and service or each group of similar products as required by paragraph 37 of SFAS 131. Otherwise, please tell us where you have included these disclosures in your filing or why they are not warranted.

Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comments and provides the requested information. Detailed letters greatly facilitate our review. Please furnish your letter on EDGAR under the form type label CORRESP.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in your letter, a statement from the company acknowledging that:

· the company is responsible for the adequacy and accuracy of the disclosure in the filing;

· staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

· the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United

States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

If you have any questions, please contact Mark Brunhofer, Senior Staff Accountant, at (202) 551-3638. In this regard, do not hesitate to contact me, at (202) 551-3679.

Sincerely,

Jim B. Rosenberg
Senior Assistant Chief
Accountant